SEC, Washington Exemption File No. 82-5079

Press release

Skandia

18 October 2001

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

Financial effects from January through September 2001*)

In order to achieve accurate recognition of income and expenses for its unit linked assurance business, Skandia has been using the embedded value method since 1989 for business control as well as for external reporting according to the group overview.

Skandia's result measurement is described in the 2000 Annual Report, which also includes a risk and sensitivity analysis describing the impact of various factors on the result:

Since investment of capital in unit linked assurance is determined by the policyholders, Skandia has no direct investment or market risk of its own. However, general price and exchange rate movements affect the customers' fund values and thus Skandia's future revenues in the form of fees on these funds.

Since contracts in force span long periods of time, sharp swings in the financial markets during a short period of time affect the present value of future fees. The sensitivity analysis presented in the half-year interim report shows that a one per cent increase or decrease in the stock market affects the result by +/- SEK 213 million, respectively.

The negative trend in the stock markets during the first half of the year entails that the trend for the indexes that are relevant for Skandia amounted to minus 15 per cent, compared with assumed fund growth of 3.0 per cent, which entailed a negative result impact of SEK 3.1 billion. In addition, the negative result impact during the third quarter is estimated to be in the interval of SEK 4.0 billion - SEK 4.3 billion. This corresponds to a negative development of the indexes that are relevant for Skandia in the range of 17-19 per cent, compared with assumed fund growth of 1.5 per cent.

dlw 5/9

*) All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated

Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083

The negative financial effects on the result are primarily an expression of the impact of the stock market trend on the present value of future fees compared with Skandia's fund growth assumption of approximately 6 per cent per year. However, the unit linked assurance operation is long-term, and therefore the result effect described above will be permanent only under the condition that the stock markets do not recover.

Trend for stock market indexes in 2001

Country	Market index	First half of year	Third quarter	30/9 – 17/10
USA	S&P 500	-7.3%	-15.0%	3.5%
	Dow Jones Composite	-5.2%	-17.3%	3.8%
	Nasdaq Composite	-12.5%	-30.7%	9.8%
Japan	Nikkei 25	-5.9%	-24.6%	10.0%
UK	FTSE All share	-8.6%	-14.2%	6.5%
Sweden	Sax All share	-14.1%	-20.2%	10.6%

The interim report for the third quarter will be released on 1 November 2001.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46 8 788 3643